
Crypto$hare
STEP 1
Request Loan using App or at ATM machine
STEP 2
ATM
Blockchain Smart Locker
Borrower places Digital Collateral in Crypto$hare Digital Escrow or Physical Collateral in Blockchain Smart Locker
STEP 3
Lender accepts Collateral for Loan
STEP 4
Borrower pays back loan with Interest
STEP 5
Collateral is released from Digital Escrow or Blockchain Smart Locker
$2000
$2000
$2000
$2000
$2000
BORROWERS
$10000
LENDER

The Future of Peer to Peer Lending

- No Credit Check
- Instant Approval
- Affordable Payment Plans
- Earn Passive Income
- Lend and Borrow without Racism